FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

0001257102
Registrant CIK Number

Form 8-K, September 13, 2004, Series 2004-NC2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107958
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

04043064

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 13, 2004

CITIGROUP MORTGAGE LOAN TRUST INC.

By: ______________________

Name: Matthew R. Bollo

Title: Asst. Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

citigroup

RMBS New Issue Term Sheet

$ 285,971,000 Certificates (approximate)

Carrington Mortgage Loan Trust, Series 2004-NC2
Asset Backed Pass-Through Certificates
Offered Classes: A-1, A-2A, A-2B, A-2C, M-1, M-2, M-3, M-4, M-5 and M-6

Citigroup Mortgage Loan Trust, Inc.
Depositor

New Century Mortgage Corporation
Originator and Servicer

Carrington Asset Acceptance Company, L.L.C.
Seller

August 23, 2004

Approximately $285,971,000
Carrington Mortgage Loan Trust, Series 2004-NC2
Asset Backed Pass-Through Certificates

Citigroup Mortgage Loan Trust Inc.
Depositor

New Century Mortgage Corporation
Originator and Servicer

Carrington Asset Acceptance Company, L.L.C.
Seller

Transaction Highlights

Offered Classes	Balance [3]	Description	Benchmark	Expected Ratings (S&P/ Moody's/Fitch)	Avg Life[1][2] Call / Mat	Distribution Window[1][2] Call / Mat	Initial Subordination Level
A-1	$122,000,000	FLT / PT	1 mL	AAA / Aaa/AAA	2.61/2.85	1-92/1-208	18.10%
A-2A	$33,220,000	FLT / PT	1 mL	AAA / Aaa/AAA	0.50/0.50	1-11/1-11	18.10%
A-2B	$62,760,000	FLT / PT	1 mL	AAA / Aaa/AAA	2.20/2.20	11-54/11-54	18.10%
A-2C	$24,223,000	FLT / PT	1 mL	AAA / Aaa/AAA	6.59/7.76	54-92/54-208	18.10%
M-1	$16,857,000	FLT / MEZ	1 mL	AA / Aa2/AA	5.18/5.72	40-92/40-170	12.40%
M-2	$13,603,000	FLT / MEZ	1 mL	A / A2/A	5.14/5.63	38-92/38-155	7.80%
M-3	$3,992,000	FLT / MEZ	1 mL	A-/A3/A-	5.12/5.55	38-92/38-137	6.45%
M-4	$3,254,000	FLT / MEZ	1 mL	BBB+ / Baa1/BBB+	5.12/5.50	38-92/38-130	5.35%
M-5	$2,957,000	FLT / MEZ	1 mL	BBB / Baa2/BBB	5.11/5.43	37-92/37-122	4.35%
M-6	$3,105,000	FLT / MEZ	1 mL	BBB-/Baa3/BBB-	5.10/5.33	37-92/37-114	3.30%

1. Certificates are priced to the 10% optional clean-up call.
2. Based on the pricing prepayment assumption described herein.
3. Certificate sizes subject to a variance of +/ - 5%.

Pricing Prepayment Assumption

Adjustable-rate Mortgage Loans	27% CPR
Fixed-rate Mortgage Loans	20% HEP

Transaction Overview

Issuer:	Carrington Mortgage Loan Trust, Series 2004-NC2.
Depositor:	Citigroup Mortgage Loan Trust Inc., an affiliate of Citigroup Global Markets Inc.
Seller:	Carrington Asset Acceptance Company, L.L.C.
Originator and Servicer	New Century Mortgage Corporation.
Trustee:	Deutsche Bank National Trust Company.
Underwriter:	Citigroup Global Markets Inc.
Co-Managers:	UBS Securities LLC
Offered Certificates:	Approximately $242,203,000 senior floating-rate Certificates (the Class A-1, A-2A, A-2B and A-2C Certificates, together the "Class A Certificates") and approximately $43,768,000 mezzanine floating rate Certificates (the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, together the "Class M Certificates"). The Class A-2A, A-2B and A-2C Certificates are, together, the "Class A-2 Certificates." The Class A Certificates and the Class M Certificates are referred to herein as the "Offered Certificates". The Offered Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	Classes CE, P and R
Mortgage Loans:	As of September 1, 2004, the Mortgage Loans will consist of approximately 1,605 adjustable-rate and fixed-rate, first lien or second lien, closed-end, subprime mortgage loans, with an unpaid principal balance of approximately $295,730,609.
Expected Pricing Date:	The week of August [23], 2004
Closing Date:	On or about September [15], 2004
Cut-off Date:	September 1, 2004
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in October, 2004.
Record Date:	The business day immediately preceding each Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Interest Accrual Period:	Interest with respect to the Offered Certificates will initially accrue from the Closing Date to, but excluding, the first Distribution Date. Thereafter, interest will accrue from the prior Distribution Date to, but excluding, the then current Distribution Date. With respect to the Offered Certificates, interest will accrue during the related Interest Accrual Period on the basis of a 360-day year and the actual number of days elapsed. The Offered Certificates will settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.

ERISA Considerations:	Subject to the considerations in the Prospectus Supplement, it is expected that the Offered Certificates will be eligible for purchase by certain ERISA plans as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
Legal Investment:	The Offered Certificates will not constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Tax Status:	For federal income tax purposes, the Offered Certificates will represent ownership of REMIC regular interests and ownership interests in the interest rate cap agreement.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the majority holder of the Class CE Certificates (unless such holder is the Seller or an affiliate of the Seller), in accordance with the terms of the Pooling and Servicing Agreement, may purchase all of the Mortgage Loans (and properties acquired in respect thereof) when the Mortgage Loans remaining in the Trust, as of the last day of the related Due Period, have been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut -off Date. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fee Rates:	The "Servicing Fee", calculated at the "Servicing Fee Rate" of 0.500% per annum, and the "Trustee Fee" calculated at the "Trustee Fee Rate" of [0.01]% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Servicer is required to advance delinquent distributions of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.
Servicing Advances:	The Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans

Credit Enhancement

Credit Enhancement:	1. Excess Spread 2. Overcollateralization 3. Subordination
Overcollateralization Amount:	The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans over (ii) the aggregate Certificate Principal Balance of the Offered Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 3.30% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 6.60% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $1,478,653 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Amount for the Offered Certificates will be fully funded on the Closing Date.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount with respect to any distribution date equals the lesser of (a) the Net Monthly Excess Cashflow for such distribution date and (b) the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such distribution date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such distribution date has been distributed).

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount with respect to any distribution date is the lesser of (a) the Principal Remittance Amount on such distribution date and (b) the excess, if any, of (i) the Overcollateralized Amount for such distribution date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such distribution date has been distributed) over (ii) the Overcollateralization Target Amount for such distribution date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in October 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately 36.20%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class of Offered Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and Distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Credit Enhancement Percentage

Class	Initial	Targeted On and After Stepdown Date
A	18.10%	36.20%
M-1	12.40%	24.80%
M-2	7.80%	15.60%
M-3	6.45%	12.90%
M-4	5.35%	10.70%
M-5	4.35%	8.70%
M-6	3.30%	6.60%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate principal balance of Mortgage Loans Delinquent 60 days or more or are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 40% of the Credit Enhancement Percentage for the Class A Certificates.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
October 2007 through September 2008	3.00%
October 2008 through September 2009	4.50%
October 2009 through September 2010	5.75%
October 2010 and thereafter	6.50%

Distribution of Interest

Interest Distribution Priority: On each Distribution Date, funds received with respect to interest will be distributed in the following order of priority:

(i) To the Servicer and Trustee, the Administrative Fee;

(ii) Pro rata to the Class A-1, A-2A, A-2B and A-2C Certificates, to distribute Class A accrued interest and any Class A Interest Carryforward Amount;

(iii) Sequentially to the Class M-1, M-2, M-3, M-4, M-5 and M-6, in that order, accrued interest for the applicable Distribution Date.

Principal Waterfall Prior to Stepdown Date or if a Trigger is in Effect

Principal Distribution Priority: On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amount shall be paid as follows:

(i) to the holders of the Class A-1 and A-2 Certificates on a pro-rata basis until the Certificate Principal Balances thereof have been reduced to zero. Principal allocated to the Class A-2 Certificates will be distributed sequentially to the Class A-2A, A-2B and A-2C Certificates until the Certificate Principal Balances thereof have been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, any Principal Distribution Amount remaining after the distribution of (i) above until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any Principal Distribution Amount remaining after the distribution of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;
(vi) to the holders of the Class M-5 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv) and (v) above
(vii) until the Certificate Principal Balance thereof has been reduced to zero; and
(viii) to the holders of the Class M-6 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero.

Principal Waterfall On or After Stepdown Date and when No Trigger is in Effect

Principal Distribution Priority (continued):

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amount shall be distributed as follows:
(i) to the holders of the Class A-1 and A-2 Certificates, pro rata, the Senior Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero. Principal allocated to the Class A-2 Certificates will be distributed sequentially to the Class A-2A, A-2B and A-2C Certificates until the Certificate Principal Balances thereof have been reduced to zero;
(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;
(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;
(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;
(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;
(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and
(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Excess Cashflow Waterfall

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be paid as follows:
(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount;
(ii) to the holders of the Class M Certificates, sequentially, any Interest Carryforward Amounts;
(iii) Sequentially, to the holders of the Offered Certificates, in an amount equal to such Certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;
(iv) to the holders of the Class M Certificates, sequentially, any allocated Realized Loss Amounts;

(v) to the holders of the Offered Certificates, any Net WAC Pass-Through Rate Carryover Amount for such classes; and

(vi) to the holders of the Class CE and P Certificates as provided in the Pooling and Servicing Agreement.

Definitions

Available Distribution Amount: The Available Distribution Amount for any distribution date is equal to the sum, net of amounts reimbursable therefrom and payable to the servicer or the trustee, of an amount equal to the sum of (i) the aggregate amount of scheduled monthly payments on the mortgage loans due on the related Due Date and received on or prior to the related Determination Date, after deduction of the servicing fee and the trustee fee; (ii) unscheduled payments in respect of the mortgage loans, including prepayments, insurance proceeds, liquidation proceeds, Subsequent Recoveries and proceeds from repurchases of and substitutions for the mortgage loans occurring during the related Prepayment Period; (iii) all payments of Compensating Interest made by the servicer with respect to the mortgage loans; and (iv) all Advances with respect to the mortgage loans received for the distribution date.

Net WAC Pass-Through Rate: The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the aggregate Administrative Fee Rate calculated on an actual/360 day basis.

Pass-Through Rates: The Certificate Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of:

(a) One-Month LIBOR plus related margin; and

(b) The Net WAC Pass-Through Rate

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the accrued Certificate Interest for such class with respect to the prior Distribution Date (excluding any Net WAC Pass-Through Rate Carryover Amount with respect to such class), plus any undistributed Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class.

Net WAC Pass-Through Rate Carryover Amount: For any Distribution Date and a class of Offered Certificates the sum of (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Pass-Through Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Pass-Through Rate,(ii) the undistributed portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate, without giving effect to the Net WAC Pass-Through Rate. The ratings on each class of Certificates do not address the likelihood of the Distribution of any Net WAC Pass-Through Rate Carryover Amount.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Pass-Through Rate could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and will be distributed from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

The Offered Certificates will benefit from an interest rate cap pledged to the Trust to mitigate Basis Risk Shortfalls. The notional schedule for the interest rate cap is available at the end of the term sheet.

Net Monthly Excess Cash Flow: The Net Monthly Excess Cashflow for any distribution date is equal to the sum of (a) any Overcollateralization Reduction Amount and (b) the excess of (i) the Available Distribution Amount for the related distribution date over (ii) the sum for the related distribution date of the aggregate of (a) the Interest Distribution Amount distributable to the holders of the Class A Certificates and the Subordinate Certificates and (b) the Principal Remittance Amount.

Step-up Coupon: If the Optional Termination is not exercised on the first Distribution Date following the Stepdown Date on which it could have been exercised, the margins on each of the Class A Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Principal Distribution Amount: The Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly distributions on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Mortgage Loans, and (iv) the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS the amount of any Overcollateralization Reduction Amount for such Distribution Date.

Principal Remittance Amount: The Principal Remittance Amount for any distribution date is the sum of the amounts described in clauses (i) through (iii) of the definition of Principal Distribution Amount.

Senior Principal Distribution Amount: The Senior Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 63.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,478,653.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the distribution of the Senior Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such

Distribution Date over (y) the lesser of (A) the product of (i) 75.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,478,653.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 84.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,478,653.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 87.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,478,653.

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 89.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,478,653.

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 91.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,478,653.

Class M-6 Principal Distribution Amount: The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal

Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 93.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,478,653.

Weighted Average Life Sensitivity
To Optional Redemption

		Percentage of Prepayment Assumption				
		0%	**50%**	**100%**	**150%**	**200%**
Class A-1	Average Life (yrs.)	18.26	5.20	**2.61**	1.48	0.97
	Window (mo)	1-341	1-178	**1-92**	1-58	1-30
	Last Principal Date	Feb-33	Jul-19	**May-12**	Jul-09	Mar-07
Class A-2A	Average Life (yrs.)	8.03	0.94	**0.50**	0.34	0.26
	Window (mo)	1-162	1-22	**1-11**	1-7	1-5
	Last Principal Date	Mar-18	Jul-06	**Aug-05**	Apr-05	Feb-05
Class A-2B	Average Life (yrs.)	20.01	4.49	**2.20**	1.34	0.95
	Window (mo)	162-313	22-109	**11-54**	7-27	5-19
	Last Principal Date	Oct-30	Oct-13	**Mar-09**	Dec-06	Apr-06
Class A-2C	Average Life (yrs.)	27.75	12.85	**6.59**	3.39	2.00
	Window (mo)	313-341	109-178	**54- 92**	27- 58	19- 30
	Last Principal Date	Feb-33	Jul-19	**May-12**	Jul-09	Mar-07
Class M-1	Average Life (yrs.)	25.89	9.89	**5.18**	4.57	3.26
	Window (mo)	257-341	57-178	**40- 92**	48- 58	30- 40
	Last Principal Date	Feb-33	Jul-19	**May-12**	Jul-09	Jan-08
Class M-2	Average Life (yrs.)	25.89	9.90	**5.14**	4.06	3.34
	Window (mo)	257-341	57-178	**38- 92**	42- 58	38- 40
	Last Principal Date	Feb-33	Jul-19	**May-12**	Jul-09	Jan-08
Class M-3	Average Life (yrs.)	25.89	9.90	**5.12**	3.88	3.17
	Window (mo)	257-341	57-178	**38- 92**	41- 58	36- 40
	Last Principal Date	Feb-33	Jul-19	**May-12**	Jul-09	Jan-08
Class M-4	Average Life (yrs.)	25.88	9.89	**5.12**	3.83	3.07
	Window (mo)	257-341	57-178	**38- 92**	40- 58	35- 40
	Last Principal Date	Feb-33	Jul-19	**May-12**	Jul-09	Jan-08
Class M-5	Average Life (yrs.)	25.89	9.90	**5.11**	3.79	3.01
	Window (mo)	257-341	57-178	**37- 92**	39- 58	34- 40
	Last Principal Date	Feb-33	Jul-19	**May-12**	Jul-09	Jan-08
Class M-6	Average Life (yrs.)	25.89	9.90	**5.10**	3.75	2.95
	Window (mo)	257-341	57-178	**37- 92**	39- 58	33- 40
	Last Principal Date	Feb-33	Jul-19	**May-12**	Jul-09	Jan-08

Weighted Average Life Sensitivity
To Maturity

		Percentage of Prepayment Assumption				
		0%	50%	100%	150%	200%
Class A-1	Average Life (yrs.)	18.31	5.55	**2.85**	1.63	0.97
	Window (mo)	1-357	1-326	**1-208**	1-136	1-30
	Last Principal Date	Jun-34	Nov-31	**Jan-22**	Jan-16	Mar-07
Class A-2A	Average Life (yrs.)	8.03	0.94	**0.50**	0.34	0.26
	Window (mo)	1-162	1-22	**1-11**	1-7	1-5
	Last Principal Date	Mar-18	Jul-06	**Aug-05**	Apr-05	Feb-05
Class A-2B	Average Life (yrs.)	20.01	4.49	**2.20**	1.34	0.95
	Window (mo)	162-313	22-109	**11-54**	7-27	5-19
	Last Principal Date	Oct-30	Oct-13	**Mar-09**	Dec-06	Apr-06
Class A-2C	Average Life (yrs.)	28.02	14.63	**7.76**	4.15	2.00
	Window (mo)	313-357	109-326	**54-208**	27-136	19- 30
	Last Principal Date	Jun-34	Nov-31	**Jan-22**	Jan-16	Mar-07
Class M-1	Average Life (yrs.)	26.02	10.76	**5.72**	4.95	4.96
	Window (mo)	257-355	57-292	**40-170**	48-109	30- 96
	Last Principal Date	Apr-34	Jan-29	**Nov-18**	Oct-13	Sep-12
Class M-2	Average Life (yrs.)	26.02	10.69	**5.63**	4.38	3.73
	Window (mo)	257-354	57-275	**38-155**	42- 99	38- 69
	Last Principal Date	Mar-34	Aug-27	**Aug-17**	Dec-12	Jun-10
Class M-3	Average Life (yrs.)	26.01	10.60	**5.55**	4.16	3.36
	Window (mo)	257-352	57-250	**38-137**	41- 87	36- 61
	Last Principal Date	Jan-34	Jul-25	**Feb-16**	Dec-11	Oct-09
Class M-4	Average Life (yrs.)	26.00	10.52	**5.50**	4.08	3.25
	Window (mo)	257-351	57-239	**38-130**	40- 82	35- 57
	Last Principal Date	Dec-33	Aug-24	**Jul-15**	Jul-11	Jun-09
Class M-5	Average Life (yrs.)	25.99	10.43	**5.43**	4.00	3.15
	Window (mo)	257-350	57-228	**37-122**	39- 78	34- 54
	Last Principal Date	Nov-33	Sep-23	**Nov-14**	Mar-11	Mar-09
Class M-6	Average Life (yrs.)	25.97	10.28	**5.33**	3.90	3.05
	Window (mo)	257-348	57-215	**37-114**	39- 72	33- 50
	Last Principal Date	Sep-33	Aug-22	**Mar-14**	Sep-10	Nov-08

Net WAC Cap

Period	Static Indices (%)	Indices at 20% - With Corridor (%)	Period	Static Indices (%)	Indices at 20% - With Corridor (%)
1	4.72	10.02	41	6.52	10.03
2	6.09	10.00	42	6.97	10.87
3	6.29	10.01	43	6.52	10.16
4	6.09	10.01	44	6.73	10.49
5	6.09	10.01	45	6.51	10.15
6	6.74	10.01	46	6.73	10.97
7	6.09	10.01	47	6.51	10.74
8	6.29	10.02	48	6.51	10.83
9	6.09	10.01	49	6.73	11.19
10	6.29	10.01	50	6.51	10.82
11	6.09	10.01	51	6.73	11.17
12	6.09	10.01	52	6.51	10.85
13	6.29	10.01	53	6.51	10.86
14	6.09	10.01	54	7.20	12.01
15	6.29	10.01	55	6.50	10.84
16	6.09	10.01	56	6.72	11.19
17	6.09	10.01	57	6.50	10.82
18	6.74	10.02	58	6.72	11.21
19	6.09	10.01	59	6.50	10.85
20	6.29	10.01	60	6.50	10.84
21	6.09	10.01	61	6.72	11.19
22	6.61	10.01	62	6.50	10.82
23	6.48	10.01	63	6.71	11.17
24	6.49	10.01	64	6.50	10.80
25	6.70	10.01	65	6.49	10.80
26	6.49	10.01	66	7.19	11.94
27	6.70	10.01	67	6.49	10.78
28	6.48	10.01	68	6.71	11.13
29	6.48	10.02	69	6.49	10.76
30	7.18	10.00	70	6.71	11.11
31	6.48	10.01	71	6.49	10.74
32	6.70	10.02	72	6.49	10.73
33	6.48	10.01	73	6.70	11.08
34	6.73	10.01	74	6.49	10.71
35	6.52	10.01	75	6.70	11.06
36	6.52	10.02	76	6.48	10.70
37	6.74	10.01	77	6.48	10.69
38	6.52	10.01	78	7.18	11.82
39	6.74	10.01	79	6.48	10.67
40	6.52	10.01	80	6.70	11.01

Assumptions:

Static Indices: 1mL = 1.60% 6mL = 1.92%
10% Optional Cleanup Call
Based On Pricing Prepayment Assumption

Assumed Monthly Excess Interest

Period	Excess Interest at Static Indices (%)	Excess Interest at Forward Indices (%)	Period	Excess Interest at Static Indices (%)	Excess Interest at Forward Indices (%)	Period	Excess Interest at Static Indices (%)	Excess Interest at Forward Indices (%)
1	3.57	3.57	28	4.48	3.47	55	4.46	3.42
2	4.18	4.05	29	4.48	3.58	56	4.54	3.57
3	4.25	4.04	30	4.69	4.05	57	4.46	3.36
4	4.18	3.88	31	4.47	3.56	58	4.53	3.58
5	4.17	3.80	32	4.53	3.66	59	4.46	3.39
6	4.37	3.95	33	4.46	3.46	60	4.46	3.38
7	4.16	3.59	34	4.56	3.80	61	4.53	3.53
8	4.23	3.58	35	4.49	3.65	62	4.46	3.32
9	4.15	3.40	36	4.48	3.63	63	4.53	3.47
10	4.22	3.40	37	4.55	3.74	64	4.46	3.33
11	4.14	3.21	38	4.45	3.48	65	4.45	3.32
12	4.14	3.11	39	4.55	3.62	66	4.67	3.86
13	4.20	3.12	40	4.49	3.60	67	4.45	3.28
14	4.13	2.92	41	4.49	3.60	68	4.52	3.44
15	4.20	2.94	42	4.64	3.92	69	4.45	3.23
16	4.12	2.75	43	4.50	3.56	70	4.52	3.45
17	4.12	2.66	44	4.57	3.68	71	4.45	3.25
18	4.33	2.95	45	4.49	3.48	72	4.45	3.24
19	4.11	2.52	46	4.56	3.73	73	4.52	3.40
20	4.18	2.57	47	4.49	3.56	74	4.45	3.19
21	4.10	2.37	48	4.48	3.54	75	4.52	3.36
22	4.49	3.12	49	4.55	3.67	76	4.44	3.19
23	4.50	3.10	50	4.48	3.46	77	4.44	3.18
24	4.51	3.18	51	4.55	3.60	78	4.66	3.75
25	4.57	3.24	52	4.47	3.48	79	4.44	3.15
26	4.49	3.03	53	4.47	3.47	80	4.51	3.32
27	4.56	3.11	54	4.69	3.98			

Assumptions:

1. Run at pricing prepayment assumption
2. Excess (30/360)
3. Static Indices: 1mL = 1.60% 6mL = 1.92%
4. Forward 1mL used for Certificates, Forward 1mL and 6mL used for collateral
5. 10% optional clean-up call

Corridor Schedule – Class A Certificates

Period	Effective Notional Schedule ($)	Strike (%)	Ceiling (%)
1	$242,203,000.00	4.35	9.65
2	$235,552,434.31	5.75	9.64
3	$228,952,765.55	5.98	9.64
4	$222,400,603.26	5.78	9.64
5	$215,893,241.47	5.78	9.64
6	$209,428,663.85	6.43	9.63
7	$203,005,544.52	5.77	9.63
8	$196,626,313.76	5.97	9.63
9	$190,406,641.40	5.76	9.62
10	$184,342,582.47	5.97	9.62
11	$178,430,215.36	5.76	9.62
12	$172,665,717.97	5.75	9.61
13	$167,045,365.12	5.96	9.61
14	$161,565,526.13	5.75	9.61
15	$156,222,662.36	5.96	9.61
16	$151,013,324.90	5.75	9.61
17	$145,934,152.27	5.75	9.61
18	$140,981,868.17	6.40	9.61
19	$136,153,279.37	5.74	9.60
20	$131,445,273.52	5.95	9.60
21	$126,854,817.11	5.74	9.60
22	$122,378,960.10	6.64	9.60
23	$118,011,591.67	6.59	9.60
24	$113,741,331.81	6.74	9.60
25	$109,578,266.18	6.97	9.59
26	$105,519,261.48	6.73	9.59
27	$101,561,699.85	6.96	9.59
28	$97,703,034.21	7.39	9.59
29	$93,954,100.23	7.56	9.59
30	$90,302,017.23	8.58	9.58
31	$86,743,208.59	7.70	9.58
32	$83,272,825.57	7.96	9.58
33	$79,888,655.99	7.69	9.58
34	$76,588,343.05	8.68	9.57
35	$73,378,871.16	8.58	9.57
36	$70,250,723.30	8.71	9.57
37	$67,201,623.14	9.01	9.56
38	$67,201,623.14	8.70	9.56
39	$67,201,623.14	9.00	9.56
40	$67,201,623.14	9.39	9.56

Corridor Schedule – Subordinate Certificates

Period	Effective Notional Schedule ($)	Strike (%)	Ceiling (%)
1	$43,768,000.00	3.42	8.71
2	$43,768,000.00	4.82	8.71
3	$43,768,000.00	5.05	8.71
4	$43,768,000.00	4.86	8.71
5	$43,768,000.00	4.86	8.71
6	$43,768,000.00	5.52	8.71
7	$43,768,000.00	4.86	8.71
8	$43,768,000.00	5.06	8.71
9	$43,768,000.00	4.86	8.71
10	$43,768,000.00	5.06	8.71
11	$43,768,000.00	4.86	8.71
12	$43,768,000.00	4.86	8.71
13	$43,768,000.00	5.06	8.71
14	$43,768,000.00	4.86	8.71
15	$43,768,000.00	5.06	8.71
16	$43,768,000.00	4.86	8.71
17	$43,768,000.00	4.86	8.71
18	$43,768,000.00	5.51	8.71
19	$43,768,000.00	4.86	8.71
20	$43,768,000.00	5.06	8.71
21	$43,768,000.00	4.85	8.71
22	$43,768,000.00	5.76	8.71
23	$43,768,000.00	5.71	8.71
24	$43,768,000.00	5.86	8.71
25	$43,768,000.00	6.09	8.71
26	$43,768,000.00	5.85	8.71
27	$43,768,000.00	6.09	8.71
28	$43,768,000.00	6.52	8.71
29	$43,768,000.00	6.69	8.71
30	$43,768,000.00	7.71	8.71
31	$43,768,000.00	6.83	8.71
32	$43,768,000.00	7.10	8.71
33	$43,768,000.00	6.83	8.71
34	$43,768,000.00	7.83	8.71
35	$43,768,000.00	7.72	8.71
36	$43,768,000.00	7.86	8.71
37	$43,768,000.00	8.16	8.71
38	$42,781,654.49	7.88	8.74
39	$40,072,913.74	8.21	8.77
40	$37,431,179.57	8.61	8.78

BREAKEVEN (1ST DOLLAR LOSS)

LIBOR Forwards

Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL
M-1	20.42	17.42	7.22
M-2	13.83	13.40	8.94
M-3	12.15	12.19	12.15
M-4	10.85	11.20	13.00
M-5	9.82	10.37	13.58
M-6	9.08	9.75	13.82

LIBOR Forwards + 100

Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL
M-1	18.44	16.32	7.57
M-2	12.12	12.18	9.36
M-3	10.51	10.94	12.71
M-4	9.27	9.92	13.63
M-5	8.30	9.08	14.32
M-6	7.61	8.46	14.23

LIBOR Forwards + 200

Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL
M-1	16.40	15.10	7.95
M-2	10.37	10.83	9.82
M-3	8.85	9.57	13.35
M-4	7.69	8.54	14.35
M-5	6.73	7.65	14.85
M-6	6.10	7.04	15.05

Assumptions

1. stepdown fail
2. 40 % loss severity
3. 6 months lag
4. Before 1st dollar loss
5. pricing prepayment assumption
6. Certificates use 1-month LIBOR forward and collateral uses both 1-month and 6-month LIBOR forward
7. P&I advance

The Mortgage Loans (All Collateral)

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balance:	$295,730,608.67
Number of Mortgage Loans:	1,605
Average Scheduled Principal Balance:	$184,255.83
Weighted Average Gross Coupon:	6.798%
Weighted Average Net Coupon:	6.288%
Weighted Average Original Credit Score:	630
Weighted Average Original LTV Ratio:	78.87%
Weighted Average Combined LTV Ratio[1]:	85.79%
Weighted Average Stated Remaining Term (months):	353
Weighted Average Original Term (months):	355
Weighted Average Roll Term[2] (months):	22
Weighted Average Gross Margin[2]:	5.509%
Weighted Average Initial Rate Cap[2]:	1.517%
Weighted Average Periodic Rate Cap[2]:	1.516%
Weighted Average Gross Maximum Lifetime Rate[2]:	13.807%
Weighted Average Gross Minimum Lifetime Rate[2]:	5.484%

(1) Combined LTV = (Original Balance + where applicable: Senior Lien Balance) / (lower of: Sales Price or Appraisal)
(2) Includes adjustable-rate Mortgage Loans only.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
2 Year/6 Month LIBOR	819	141,649,960.08	47.90	172,954.77	7.076	84.20	614
2 Year/6 Month LIBOR/IO	293	72,582,287.36	24.54	247,721.12	6.443	92.99	653
Fixed	406	63,368,290.70	21.43	156,079.53	6.767	80.85	632
3 Year/6 Month LIBOR	53	9,641,450.07	3.26	181,914.15	6.522	84.58	641
3 Year/6 Month LIBOR/IO	26	5,626,462.17	1.90	216,402.39	6.345	90.52	659
1 Month Libor/IO	8	2,862,158.29	0.97	357,769.79	4.587	85.85	725
Total:	1,605	295,730,608.67	100.00	184,255.83	6.798	85.79	630

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
4.000 - 4.499	1	472,500.00	0.16	472,500.00	4.125	75.00	750
4.500 - 4.999	23	6,927,762.50	2.34	301,207.07	4.712	81.25	682
5.000 - 5.499	45	11,260,557.21	3.81	250,234.60	5.234	89.96	662
5.500 - 5.999	199	44,926,354.46	15.19	225,760.58	5.786	87.82	650
6.000 - 6.499	285	59,527,311.64	20.13	208,867.76	6.249	85.25	641
6.500 - 6.999	343	68,035,112.85	23.01	198,353.10	6.732	85.66	632
7.000 - 7.499	232	38,693,214.40	13.08	166,781.10	7.225	84.73	616
7.500 - 7.999	189	33,902,968.48	11.46	179,380.79	7.748	84.57	611
8.000 - 8.499	88	12,875,275.19	4.35	146,309.95	8.189	83.93	591
8.500 - 8.999	66	7,045,520.54	2.38	106,750.31	8.722	86.53	588
9.000 - 9.499	39	4,898,275.11	1.66	125,596.80	9.225	87.45	591
9.500 - 9.999	40	3,763,360.32	1.27	94,084.01	9.720	88.78	610
10.000 - 10.499	22	1,447,058.12	0.49	65,775.37	10.207	91.20	608
10.500 - 10.999	19	1,196,441.52	0.40	62,970.61	10.690	94.52	630
11.000 - 11.499	13	714,583.53	0.24	54,967.96	11.164	87.85	600
11.500 - 11.999	1	44,312.80	0.01	44,312.80	11.500	100.00	590
Total:	1,605	295,730,608.67	100.00	184,255.83	6.798	85.79	630

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
0.01 - 25,000.00	9	198,932.47	0.07	22,103.61	9.670	100.00	642
25,000.01 - 50,000.00	53	2,013,095.37	0.68	37,982.93	9.662	94.81	642
50,000.01 - 75,000.00	109	6,791,869.16	2.30	62,310.73	8.326	82.91	605
75,000.01 - 100,000.00	184	16,260,151.94	5.50	88,370.39	7.346	83.49	615
100,000.01 - 125,000.00	206	23,231,495.24	7.86	112,774.25	6.931	85.11	625
125,000.01 - 150,000.00	180	24,813,558.34	8.39	137,853.10	7.077	83.17	613
150,000.01 - 175,000.00	176	28,426,550.76	9.61	161,514.49	6.892	83.83	621
175,000.01 - 200,000.00	126	23,739,264.00	8.03	188,406.86	6.840	84.34	618
200,000.01 - 225,000.00	107	22,862,385.91	7.73	213,667.16	6.816	85.48	624
225,000.01 - 250,000.00	97	23,184,334.31	7.84	239,013.76	6.878	84.51	615
250,000.01 - 275,000.00	69	18,121,119.86	6.13	262,624.93	6.683	88.20	647
275,000.01 - 300,000.00	63	18,071,549.17	6.11	286,849.99	6.619	89.33	633
300,000.01 - 333,700.00	54	17,091,971.30	5.78	316,517.99	6.329	88.83	649
333,700.01 - 350,000.00	26	8,913,505.80	3.01	342,827.15	6.367	88.27	651
350,000.01 - 500,000.00	132	53,970,291.18	18.25	408,865.84	6.436	86.74	649
500,000.01 -1,000,000.00	14	8,040,533.86	2.72	574,323.85	6.197	86.93	650
Total:	1,605	295,730,608.67	100.00	184,255.83	6.798	85.79	630

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Original Principal Balance ($)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Orig. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
0.01 - 25,000.00	9	200,380.00	0.07	22,264.44	9.667	100.00	642
25,000.01 - 50,000.00	53	2,024,553.00	0.68	38,199.11	9.662	94.83	642
50,000.01 - 75,000.00	109	6,807,981.00	2.29	62,458.54	8.326	82.91	605
75,000.01 - 100,000.00	183	16,205,781.00	5.46	88,556.18	7.345	83.57	615
100,000.01 - 125,000.00	205	23,140,292.00	7.79	112,879.47	6.940	84.87	625
125,000.01 - 150,000.00	182	25,127,257.00	8.46	138,061.85	7.068	83.33	613
150,000.01 - 175,000.00	170	27,455,699.00	9.25	161,504.11	6.903	84.16	622
175,000.01 - 200,000.00	132	24,847,729.00	8.37	188,240.37	6.829	83.93	617
200,000.01 - 225,000.00	105	22,482,072.00	7.57	214,114.97	6.814	85.48	624
225,000.01 - 250,000.00	95	22,713,506.00	7.65	239,089.54	6.882	84.63	616
250,000.01 - 275,000.00	69	18,114,210.00	6.10	262,524.78	6.684	88.45	643
275,000.01 - 300,000.00	65	18,660,455.00	6.29	287,083.92	6.621	89.07	632
300,000.01 - 333,700.00	53	16,778,712.00	5.65	316,579.47	6.312	88.14	648
333,700.01 - 350,000.00	27	9,246,769.00	3.11	342,472.93	6.371	89.41	656
350,000.01 - 500,000.00	133	54,418,648.00	18.33	409,162.77	6.443	86.69	649
500,000.01 -1,000,000.00	15	8,642,199.00	2.91	576,146.60	6.228	85.98	659
Total:	1,605	296,866,243.00	100.00	184,963.39	6.798	85.76	631

The Mortgage Loans (All Collateral)

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
061 - 120	1	223,583.70	0.08	223,583.70	6.900	95.00	671
121 - 180	40	4,091,734.59	1.38	102,293.36	6.708	71.76	613
181 - 240	60	3,516,453.67	1.19	58,607.56	8.374	86.20	649
241 - 300	9	2,973,700.10	1.01	330,411.12	4.655	85.94	725
301 - 360	1,495	284,925,136.61	96.35	190,585.38	6.802	85.97	629
Total:	1,605	295,730,608.67	100.00	184,255.83	6.798	85.79	630

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
000 - 180	41	4,315,318.29	1.46	105,251.67	6.718	72.96	616
181 - 240	60	3,516,453.67	1.19	58,607.56	8.374	86.20	649
241 - 360	1,504	287,898,836.71	97.35	191,422.10	6.780	85.97	630
Total:	1,605	295,730,608.67	100.00	184,255.83	6.798	85.79	630

The Mortgage Loans (All Collateral)

DISTRIBUTION BY COMBINED LTV

Combined LTV (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
25.01 - 30.00	5	900,996.82	0.30	180,199.36	6.975	28.43	591
30.01 - 35.00	3	224,810.17	0.08	74,936.72	6.309	32.90	622
35.01 - 40.00	7	1,211,570.85	0.41	173,081.55	6.328	38.96	587
40.01 - 45.00	15	2,144,714.76	0.73	142,980.98	6.354	42.71	619
45.01 - 50.00	14	1,577,546.57	0.53	112,681.90	6.570	48.00	610
50.01 - 55.00	16	2,670,982.36	0.90	166,936.40	6.864	52.93	623
55.01 - 60.00	32	4,778,212.16	1.62	149,319.13	7.078	58.22	596
60.01 - 65.00	47	6,998,975.90	2.37	148,914.38	7.039	63.18	585
65.01 - 70.00	99	18,306,693.45	6.19	184,916.10	6.771	68.43	592
70.01 - 75.00	131	24,561,825.66	8.31	187,494.85	6.823	73.81	598
75.01 - 80.00	212	41,448,128.53	14.02	195,510.04	6.703	79.21	609
80.01 - 85.00	172	32,787,398.48	11.09	190,624.41	6.718	84.20	618
85.01 - 90.00	246	50,920,825.00	17.22	206,995.22	7.000	89.57	635
90.01 - 95.00	118	22,470,864.69	7.60	190,431.06	7.105	94.49	650
95.01 - 100.00	487	84,675,059.61	28.63	173,870.76	6.654	99.93	664
100.01 - 105.00	1	52,003.66	0.02	52,003.66	9.900	100.01	579
Total:	1,605	295,730,608.67	100.00	184,255.83	6.798	85.79	630

DISTRIBUTION BY ORIGINAL LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
0.01 - 25.00	103	5,454,766.73	1.84	52,958.90	9.832	99.90	665
25.01 - 30.00	5	900,996.82	0.30	180,199.36	6.975	28.43	591
30.01 - 35.00	3	224,810.17	0.08	74,936.72	6.309	32.90	622
35.01 - 40.00	8	1,400,004.48	0.47	175,000.56	6.486	39.63	582
40.01 - 45.00	15	2,168,442.68	0.73	144,562.85	6.230	43.01	628
45.01 - 50.00	15	1,564,928.22	0.53	104,328.55	6.593	52.06	605
50.01 - 55.00	17	2,737,765.18	0.93	161,045.01	6.904	55.22	621
55.01 - 60.00	33	4,918,031.16	1.66	149,031.25	7.109	58.28	596
60.01 - 65.00	54	8,534,027.65	2.89	158,037.55	6.790	64.35	591
65.01 - 70.00	106	19,409,571.96	6.56	183,109.17	6.877	69.54	587
70.01 - 75.00	140	25,898,455.04	8.76	184,988.96	6.807	75.76	602
75.01 - 80.00	555	113,733,477.24	38.46	204,925.18	6.442	92.13	643
80.01 - 85.00	178	33,427,017.70	11.30	187,792.23	6.696	85.41	620
85.01 - 90.00	240	49,809,344.26	16.84	207,538.93	7.035	89.90	637
90.01 - 95.00	101	19,673,715.33	6.65	194,789.26	7.090	94.79	652
95.01 - 100.00	32	5,875,254.05	1.99	183,601.69	8.207	99.87	681
Total:	1,605	295,730,608.67	100.00	184,255.83	6.798	85.79	630

The Mortgage Loans (All Collateral)

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
California	555	130,639,991.49	44.18	235,387.37	6.487	85.03	638
Florida	120	17,389,733.38	5.88	144,914.44	7.042	86.24	620
New York	45	11,494,659.18	3.89	255,436.87	6.666	83.63	641
Illinois	58	10,792,063.10	3.65	186,070.05	7.172	82.68	631
New Jersey	44	10,236,560.35	3.46	232,649.10	7.164	84.97	619
Washington	59	9,924,465.33	3.36	168,211.28	6.595	91.68	640
Nevada	47	9,243,712.58	3.13	196,674.74	7.052	88.96	641
Massachusetts	40	8,409,264.74	2.84	210,231.62	6.746	86.25	629
Arizona	50	7,353,989.42	2.49	147,079.79	6.742	89.95	636
Maryland	31	6,393,761.28	2.16	206,250.36	6.884	79.05	613
Michigan	48	6,324,352.94	2.14	131,757.35	7.391	86.56	611
Ohio	48	5,356,453.34	1.81	111,592.78	7.639	85.15	598
Texas	45	5,290,155.76	1.79	117,559.02	7.165	84.87	599
Virginia	26	5,232,778.82	1.77	201,260.72	6.912	83.78	614
Colorado	36	5,195,063.06	1.76	144,307.31	6.789	89.71	630
Minnesota	33	4,800,850.58	1.62	145,480.32	7.117	86.30	629
Oregon	31	3,901,278.20	1.32	125,847.68	6.895	91.88	635
Georgia	25	3,549,478.61	1.20	141,979.14	7.338	89.89	621
Connecticut	19	3,401,963.69	1.15	179,050.72	6.989	82.02	611
Pennsylvania	31	3,392,361.57	1.15	109,431.02	7.090	83.12	614
Hawaii	11	3,029,407.71	1.02	275,400.70	6.611	91.06	650
Other	203	24,378,263.54	8.24	120,089.97	7.393	87.28	616
Total:	1,605	295,730,608.67	100.00	184,255.83	6.798	85.79	630

The Mortgage Loans (All Collateral)

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
Owner Occupied	1,501	276,881,872.67	93.63	184,464.94	6.772	86.07	628
Non-Owner Occupied	96	16,434,590.04	5.56	171,193.65	7.229	82.51	671
Second Home	8	2,414,145.96	0.82	301,768.25	6.876	75.57	666
Total:	1,605	295,730,608.67	100.00	184,255.83	6.798	85.79	630

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
One Family	1,252	225,008,259.66	76.09	179,719.06	6.790	85.10	628
Pud Detached	141	27,661,759.81	9.35	196,182.69	6.808	89.61	632
Condo	101	19,491,832.93	6.59	192,988.44	6.785	87.90	635
2-4 Unit	73	17,361,448.58	5.87	237,828.06	6.842	86.51	655
Pud Attached	38	6,207,307.69	2.10	163,350.20	6.968	85.09	627
Total:	1,605	295,730,608.67	100.00	184,255.83	6.798	85.79	630

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
Refi -Cash Out	967	179,229,448.89	60.61	185,345.86	6.763	79.75	613
Purchase	638	116,501,159.78	39.39	182,603.70	6.853	95.07	657
Total:	1,605	295,730,608.67	100.00	184,255.83	6.798	85.79	630

The Mortgage Loans (All Collateral)

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
Stated	613	$122,655,430.39	41.48	200,090.42	6.981	87.91	651
Full Doc 2 Yr W2/Tax	581	$99,216,164.17	33.55	170,767.92	6.713	86.48	618
Full	352	$61,970,075.25	20.95	176,051.35	6.603	80.85	611
Limited 12 Mo Bank Statements	59	$11,888,938.86	4.02	201,507.44	6.639	83.83	616
Total:	1,605	$295,730,608.67	100	184,255.83	6.798	85.79	630

DISTRIBUTION BY CREDIT SCORE

Credit Score	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
500 - 525	69	10,529,371.01	3.56	152,599.58	8.284	73.95	514
526 - 550	83	13,380,016.71	4.52	161,205.02	7.671	75.75	539
551 - 575	191	31,308,587.13	10.59	163,919.30	7.217	77.17	562
576 - 600	230	39,550,860.36	13.37	171,960.26	6.889	81.09	588
601 - 625	243	42,823,744.64	14.48	176,229.40	6.654	84.83	614
626 - 650	251	47,897,740.94	16.20	190,827.65	6.655	89.05	639
651 - 675	222	44,193,591.09	14.94	199,070.23	6.588	90.22	662
676 - 700	157	32,435,202.80	10.97	206,593.65	6.486	92.09	687
701 - 725	78	16,701,935.16	5.65	214,127.37	6.451	92.14	713
726 - 750	53	11,501,040.81	3.89	217,000.77	6.219	90.24	737
751 - 775	16	3,176,291.79	1.07	198,518.24	7.200	95.93	757
776 - 800	11	2,072,226.23	0.70	188,384.20	6.616	89.00	783
Not Available	1	160,000.00	0.05	160,000.00	6.600	100.00	N/A
Total:	1,605	295,730,608.67	100.00	184,255.83	6.798	85.79	630

DISTRIBUTION BY ORIGINAL PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
No Penalty	330	60,952,176.55	20.61	184,703.57	7.246	84.71	632
12	54	12,412,507.90	4.20	229,861.26	6.752	83.80	631
24	880	163,030,803.54	55.13	185,262.28	6.731	87.98	628
36	341	59,335,120.68	20.06	174,003.29	6.532	81.27	636
Total:	1,605	295,730,608.67	100.00	184,255.83	6.798	85.79	630

The Mortgage Loans (All Collateral)

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
First Lien	1,503	290,340,643.24	98.18	193,174.08	6.741	85.52	630
Second Lien	102	5,389,965.43	1.82	52,842.80	9.861	100.00	665
Total:	1,605	295,730,608.67	100.00	184,255.83	6.798	85.79	630

The Mortgage Loans (ARM Collateral)

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balance:	$232,362,317.97
Number of Mortgage Loans:	1,199
Average Scheduled Principal Balance:	$193,796.76
Weighted Average Gross Coupon:	6.807%
Weighted Average Net Coupon:	6.297%
Weighted Average Original Credit Score:	630
Weighted Average Original LTV Ratio:	80.68%
Weighted Average Combined LTV Ratio[1]:	87.13%
Weighted Average Stated Remaining Term (months):	357
Weighted Average Original Term (months):	359
Weighted Average Roll Term[2] (months):	22
Weighted Average Gross Margin[2]:	5.509%
Weighted Average Initial Rate Cap[2]:	1.517%
Weighted Average Periodic Rate Cap[2]:	1.516%
Weighted Average Gross Maximum Lifetime Rate[2]:	13.807%
Weighted Average Gross Minimum Lifetime Rate[2]:	5.484%

(1) Combined LTV = (Original Balance + where applicable: Senior Lien Balance) / (lower of: Sales Price or Appraisal)

(2) Includes adjustable-rate Mortgage Loans only.

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
2 Year/6 Month LIBOR	819	141,649,960.08	60.96	172,954.77	7.076	84.20	614
2 Year/6 Month LIBOR/IO	293	72,582,287.36	31.24	247,721.12	6.443	92.99	653
3 Year/6 Month LIBOR	53	9,641,450.07	4.15	181,914.15	6.522	84.58	641
3 Year/6 Month LIBOR/ IO	26	5,626,462.17	2.42	216,402.39	6.345	90.52	659
1 Month LIBOR/IO	8	2,862,158.29	1.23	357,769.79	4.587	85.85	725
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
4.000 - 4.499	1	472,500.00	0.20	472,500.00	4.125	75.00	750
4.500 - 4.999	23	6,927,762.50	2.98	301,207.07	4.712	81.25	682
5.000 - 5.499	45	11,260,557.21	4.85	250,234.60	5.234	89.96	662
5.500 - 5.999	175	39,579,580.10	17.03	226,169.03	5.791	90.33	651
6.000 - 6.499	167	35,975,277.99	15.48	215,420.83	6.235	88.95	646
6.500 - 6.999	219	44,669,063.26	19.22	203,968.33	6.752	88.52	634
7.000 - 7.499	194	32,979,746.73	14.19	169,998.69	7.239	85.28	617
7.500 - 7.999	189	33,902,968.48	14.59	179,380.79	7.748	84.57	611
8.000 - 8.499	82	12,679,106.51	5.46	154,623.25	8.192	83.68	590
8.500 - 8.999	49	6,094,741.86	2.62	124,382.49	8.719	84.43	573
9.000 - 9.499	32	4,396,785.01	1.89	137,399.53	9.221	86.02	579
9.500 - 9.999	16	2,412,236.25	1.04	150,764.77	9.686	82.50	578
10.000 - 10.499	3	524,719.27	0.23	174,906.42	10.155	75.72	520
10.500 - 10.999	1	217,559.16	0.09	217,559.16	10.500	69.87	519
11.000 - 11.499	3	269,713.64	0.12	89,904.55	11.241	67.82	522
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
25,000.01 - 50,000.00	4	199,768.86	0.09	49,942.22	7.925	61.85	557
50,000.01 - 75,000.00	77	4,798,182.76	2.06	62,314.06	7.950	78.77	587
75,000.01 - 100,000.00	142	12,569,163.63	5.41	88,515.24	7.294	84.05	604
100,000.01 - 125,000.00	161	18,221,877.10	7.84	113,179.36	6.970	87.22	622
125,000.01 - 150,000.00	134	18,453,042.41	7.94	137,709.27	7.177	83.98	610
150,000.01 - 175,000.00	129	20,774,305.90	8.94	161,041.13	7.025	86.96	619
175,000.01 - 200,000.00	100	18,789,526.03	8.09	187,895.26	6.939	86.45	618
200,000.01 - 225,000.00	82	17,494,492.78	7.53	213,347.47	6.897	87.76	625
225,000.01 - 250,000.00	74	17,674,742.99	7.61	238,847.88	6.991	85.85	614
250,000.01 - 275,000.00	56	14,740,916.10	6.34	263,230.64	6.737	89.96	648
275,000.01 - 300,000.00	50	14,344,098.41	6.17	286,881.97	6.677	91.61	641
300,000.01 - 333,700.00	45	14,270,489.07	6.14	317,121.98	6.312	90.03	651
333,700.01 - 350,000.00	22	7,539,960.75	3.24	342,725.49	6.369	89.61	657
350,000.01 - 500,000.00	111	45,586,376.66	19.62	410,688.08	6.456	87.30	648
500,000.01 -1,000,000.00	12	6,905,374.52	2.97	575,447.88	6.183	86.39	641
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Original Principal Balance ($)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Orig. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
25,000.01 - 50,000.00	4	200,000.00	0.09	50,000.00	7.925	61.86	557
50,000.01 - 75,000.00	77	4,806,845.00	2.06	62,426.56	7.949	78.78	587
75,000.01 - 100,000.00	141	12,495,197.00	5.36	88,618.42	7.293	84.16	604
100,000.01 - 125,000.00	160	18,107,901.00	7.76	113,174.38	6.982	86.94	623
125,000.01 - 150,000.00	136	18,740,177.00	8.04	137,795.42	7.165	84.19	610
150,000.01 - 175,000.00	127	20,467,099.00	8.78	161,158.26	7.028	87.12	620
175,000.01 - 200,000.00	102	19,175,429.00	8.22	187,994.40	6.937	86.29	618
200,000.01 - 225,000.00	81	17,318,072.00	7.43	213,803.36	6.896	87.92	625
225,000.01 - 250,000.00	73	17,454,306.00	7.48	239,100.08	6.983	85.79	614
250,000.01 - 275,000.00	54	14,221,040.00	6.10	263,352.59	6.752	90.62	645
275,000.01 - 300,000.00	52	14,918,230.00	6.40	286,889.04	6.679	91.20	640
300,000.01 - 333,700.00	44	13,947,012.00	5.98	316,977.55	6.291	89.22	649
333,700.01 - 350,000.00	23	7,868,369.00	3.37	342,103.00	6.374	90.90	663
350,000.01 - 500,000.00	112	46,003,298.00	19.72	410,743.73	6.465	87.24	648
500,000.01 -1,000,000.00	13	7,503,799.00	3.22	577,215.31	6.220	85.33	652
Total:	1,199	233,226,774.00	100.00	194,517.74	6.806	87.10	630

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
241 - 300	8	2,862,158.29	1.23	357,769.79	4.587	85.85	725
301 - 360	1,191	229,500,159.68	98.77	192,695.35	6.834	87.15	629
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
241 - 360	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY COMBINED LTV

Combined LTV (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
25.01 - 30.00	3	629,904.58	0.27	209,968.19	7.314	28.69	587
30.01 - 35.00	1	63,448.96	0.03	63,448.96	7.100	30.10	581
35.01 - 40.00	5	972,594.26	0.42	194,518.85	6.327	39.12	566
40.01 - 45.00	10	1,464,481.87	0.63	146,448.19	6.481	42.62	614
45.01 - 50.00	11	1,161,743.85	0.50	105,613.08	6.798	48.18	591
50.01 - 55.00	6	1,063,532.27	0.46	177,255.38	7.632	53.24	587
55.01 - 60.00	19	2,688,418.22	1.16	141,495.70	7.513	58.78	571
60.01 - 65.00	29	4,236,866.16	1.82	146,098.83	7.367	63.29	571
65.01 - 70.00	76	14,255,217.69	6.13	187,568.65	6.855	68.47	589
70.01 - 75.00	98	17,628,259.52	7.59	179,880.20	7.009	73.94	590
75.01 - 80.00	154	30,154,892.78	12.98	195,810.99	6.792	79.19	603
80.01 - 85.00	119	22,385,452.01	9.63	188,113.04	6.829	84.26	615
85.01 - 90.00	195	40,138,276.86	17.27	205,837.32	7.109	89.61	633
90.01 - 95.00	106	20,061,659.07	8.63	189,260.93	7.163	94.52	648
95.01 - 100.00	367	75,457,569.87	32.47	205,606.46	6.434	99.93	664
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

DISTRIBUTION BY ORIGINAL LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
0.01 - 25.00	1	64,801.30	0.03	64,801.30	7.400	91.53	654
25.01 - 30.00	3	629,904.58	0.27	209,968.19	7.314	28.69	587
30.01 - 35.00	1	63,448.96	0.03	63,448.96	7.100	30.10	581
35.01 - 40.00	6	1,161,027.89	0.50	193,504.65	6.517	39.90	564
40.01 - 45.00	9	1,276,048.24	0.55	141,783.14	6.330	42.42	623
45.01 - 50.00	12	1,247,243.85	0.54	103,936.99	6.692	48.33	599
50.01 - 55.00	6	1,073,858.22	0.46	178,976.37	7.721	57.65	586
55.01 - 60.00	20	2,828,237.22	1.22	141,411.86	7.547	58.84	572
60.01 - 65.00	35	5,318,849.95	2.29	151,967.14	7.015	64.50	581
65.01 - 70.00	80	14,779,024.63	6.36	184,737.81	7.007	69.36	583
70.01 - 75.00	106	19,194,372.93	8.26	181,078.99	6.946	76.28	597
75.01 - 80.00	480	98,595,712.87	42.43	205,407.74	6.437	93.29	644
80.01 - 85.00	124	22,611,656.29	9.73	182,352.07	6.800	85.84	618
85.01 - 90.00	194	40,059,843.62	17.24	206,494.04	7.141	90.02	634
90.01 - 95.00	90	17,583,033.37	7.57	195,367.04	7.144	94.80	650
95.01 - 100.00	32	5,875,254.05	2.53	183,601.69	8.207	99.87	681
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY GROSS MARGIN

Gross Margin (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
1.000 - 1.499	2	226,167.69	0.10	113,083.85	6.481	75.12	590
3.000 - 3.499	1	472,500.00	0.20	472,500.00	4.125	75.00	750
3.500 - 3.999	8	2,247,538.86	0.97	280,942.36	4.729	85.96	723
4.000 - 4.499	1	337,419.43	0.15	337,419.43	5.100	90.00	676
4.500 - 4.999	2	461,852.23	0.20	230,926.12	7.607	94.80	613
5.000 - 5.499	511	97,403,605.37	41.92	190,613.71	6.516	89.32	630
5.500 - 5.999	535	108,912,120.88	46.87	203,574.06	6.938	88.21	640
6.000 - 6.499	77	12,312,679.89	5.30	159,904.93	7.595	75.18	568
6.500 - 6.999	55	8,890,485.58	3.83	161,645.19	7.673	69.80	572
7.000 - 7.499	7	1,097,948.04	0.47	156,849.72	9.404	66.55	567
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
1.000 - 1.499	2	226,167.69	0.10	113,083.85	6.481	75.12	590
3.000 - 3.499	1	472,500.00	0.20	472,500.00	4.125	75.00	750
3.500 - 3.999	8	2,247,538.86	0.97	280,942.36	4.729	85.96	723
4.000 - 4.499	1	337,419.43	0.15	337,419.43	5.100	90.00	676
4.500 - 4.999	19	5,337,375.87	2.30	280,914.52	5.002	79.96	658
5.000 - 5.499	509	96,806,137.31	41.66	190,188.87	6.542	89.78	630
5.500 - 5.999	526	106,171,193.83	45.69	201,846.38	6.993	88.04	639
6.000 - 6.499	75	11,891,127.92	5.12	158,548.37	7.682	75.28	564
6.500 - 6.999	51	7,774,909.02	3.35	152,449.20	7.949	69.03	567
7.000 - 7.499	7	1,097,948.04	0.47	156,849.72	9.404	66.55	567
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
11.500 - 11.999	17	4,875,523.64	2.10	286,795.51	4.756	78.55	663
12.000 - 12.499	54	14,027,669.67	6.04	259,771.66	5.124	89.07	675
12.500 - 12.999	177	39,819,456.60	17.14	224,968.68	5.797	90.31	651
13.000 - 13.499	166	35,864,801.41	15.43	216,053.02	6.238	89.01	646
13.500 - 13.999	219	44,698,619.60	19.24	204,103.29	6.758	88.48	634
14.000 - 14.499	194	32,989,581.70	14.20	170,049.39	7.244	85.12	617
14.500 - 14.999	187	33,633,535.64	14.47	179,858.48	7.749	84.60	611
15.000 - 15.499	81	12,537,374.52	5.40	154,782.40	8.190	83.94	591
15.500 - 15.999	49	6,094,741.86	2.62	124,382.49	8.719	84.43	573
16.000 - 16.499	32	4,396,785.01	1.89	137,399.53	9.221	86.02	579
16.500 - 16.999	16	2,412,236.25	1.04	150,764.77	9.686	82.50	578
17.000 - 17.499	3	524,719.27	0.23	174,906.42	10.155	75.72	520
17.500 - 17.999	1	217,559.16	0.09	217,559.16	10.500	69.87	519
18.000 - 18.499	3	269,713.64	0.12	89,904.55	11.241	67.82	522
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
1.00	8	$1,025,311.95	0.44	128,163.99	7.198	83.65	610
1.50	1,182	$228,269,938.33	98.24	193,121.78	6.832	87.16	629
2.00	1	$204,909.40	0.09	204,909.40	7.750	95.00	663
3.00	8	$2,862,158.29	1.23	357,769.79	4.587	85.85	725
Total:	1,199	$232,362,317.97	100	193,796.76	6.807	87.13	630

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
1.00	9	$1,230,221.35	0.53	136,691.26	7.290	85.54	619
1.50	1,182	$228,269,938.33	98.24	193,121.78	6.832	87.16	629
3.00	8	$2,862,158.29	1.23	357,769.79	4.587	85.85	725
Total:	1,199	$232,362,317.97	100	193,796.76	6.807	87.13	630

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
6/1/2004	2	980,800.00	0.42	490,400.00	4.384	80.18	730
7/1/2004	3	757,408.48	0.33	252,469.49	4.823	84.48	712
8/1/2004	3	1,123,949.81	0.48	374,649.94	4.606	91.71	730
4/1/2006	3	974,428.73	0.42	324,809.58	5.804	61.89	585
5/1/2006	51	10,913,417.29	4.70	213,988.57	6.510	88.49	641
6/1/2006	465	92,048,919.43	39.61	197,954.67	6.646	86.22	625
7/1/2006	425	79,185,537.10	34.08	186,318.91	7.035	89.15	630
8/1/2006	168	31,109,944.89	13.39	185,178.24	7.213	85.33	626
5/1/2007	4	947,867.82	0.41	236,966.96	6.153	86.94	646
6/1/2007	36	7,482,856.04	3.22	207,857.11	6.156	84.44	645
7/1/2007	31	5,618,942.64	2.42	181,256.21	6.756	90.59	656
8/1/2007	8	1,218,245.74	0.52	152,280.72	7.160	83.28	625
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
California	370	$96,499,880.04	41.53	260,810.49	6.415	87.09	638
Florida	79	$12,296,904.25	5.29	155,657.02	7.134	88.69	620
Illinois	52	$10,196,431.88	4.39	196,085.23	7.158	82.58	631
Washington	45	$8,598,265.33	3.7	191,072.56	6.473	91.63	644
Nevada	40	$8,166,655.88	3.51	204,166.40	7.04	89.00	636
New York	31	$8,065,837.49	3.47	260,188.31	6.746	85.54	654
New Jersey	33	$7,820,497.84	3.37	236,984.78	7.338	86.52	616
Massachusetts	32	$7,357,359.59	3.17	229,917.49	6.713	86.51	633
Arizona	38	$6,067,831.36	2.61	159,679.77	6.679	91.26	638
Michigan	45	$5,974,777.71	2.57	132,772.84	7.444	86.53	608
Ohio	43	$4,801,904.35	2.07	111,672.19	7.759	86.99	597
Colorado	29	$4,501,149.96	1.94	155,212.07	6.674	89.23	634
Virginia	20	$4,424,275.61	1.9	221,213.78	6.949	83.78	609
Maryland	19	$4,338,244.13	1.87	228,328.64	6.827	80.26	605
Minnesota	26	$3,977,080.02	1.71	152,964.62	7.135	87.50	627
Texas	30	$3,702,706.83	1.59	123,423.56	7.298	86.70	598
Georgia	23	$3,330,156.07	1.43	144,789.39	7.393	90.81	622
Oregon	21	$3,232,752.32	1.39	153,940.59	6.796	92.36	634
Connecticut	15	$3,017,180.21	1.3	201,145.35	6.875	80.70	609
Hawaii	9	$2,536,709.07	1.09	281,856.56	6.631	91.28	650
Rhode Island	13	$2,431,131.58	1.05	187,010.12	7.456	84.44	639
Other	186	$21,024,586.45	9.05	113,035.41	7.475	87.16	610
Total:	1,199	$232,362,317.97	100	193,796.76	6.807	87.13	630

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
Owner Occupied	1,108	$216,096,953.42	93	195,033.35	6.771	87.49	627
Non-Owner Occupied	85	$14,518,115.95	6.25	170,801.36	7.309	83.73	671
Second Home	6	$1,747,248.60	0.75	291,208.10	7.084	71.50	657
Total:	1,199	$232,362,317.97	100	193,796.76	6.807	87.13	630

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
One Family	911	170,805,160.66	73.51	187,491.94	6.807	86.58	627
Pud Detached	102	22,474,512.67	9.67	220,338.36	6.727	90.44	634
2-4 Unit	73	17,361,448.58	7.47	237,828.06	6.842	86.51	655
Condo	86	16,827,709.40	7.24	195,671.04	6.814	89.28	636
Pud Attached	27	4,893,486.66	2.11	181,240.25	7.021	86.08	617
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
Refi -Cash Out	679	127,209,154.31	54.75	187,347.80	6.862	80.50	608
Purchase	520	105,153,163.66	45.25	202,217.62	6.740	95.16	656
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
Stated	504	106,840,545.41	45.98	211,985.21	6.973	89.27	651
Full Doc 2 Yr W2/Tax	417	75,514,451.31	32.50	181,089.81	6.652	87.42	617
Full	232	40,379,740.36	17.38	174,050.61	6.678	81.13	603
Limited 12 Mo Bank Statements	46	9,627,580.89	4.14	209,295.24	6.717	86.31	613
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

DISTRIBUTION BY CREDIT SCORE

Credit Score	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
500 - 525	65	9,841,712.29	4.24	151,410.96	8.411	74.25	514
526 - 550	74	11,753,412.88	5.06	158,829.90	7.790	75.63	539
551 - 575	153	24,803,548.33	10.67	162,114.69	7.392	77.49	562
576 - 600	173	30,093,565.24	12.95	173,951.24	6.927	81.60	589
601 - 625	166	30,234,755.57	13.01	182,137.08	6.658	87.61	613
626 - 650	183	38,543,271.35	16.59	210,618.97	6.596	90.94	639
651 - 675	157	34,543,131.40	14.87	220,019.95	6.562	92.39	661
676 - 700	108	25,016,474.52	10.77	231,634.02	6.346	93.79	688
701 - 725	61	13,786,098.02	5.93	226,001.61	6.359	92.73	713
726 - 750	37	8,734,712.82	3.76	236,073.32	6.062	92.61	738
751 - 775	13	3,018,930.87	1.30	232,225.45	7.035	95.72	756
776 - 800	8	1,832,704.68	0.79	229,088.09	6.320	90.16	782
Not Available	1	160,000.00	0.07	160,000.00	6.600	100.00	N/A
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

DISTRIBUTION BY ORIGINAL PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
No Prepay Penalty	266	53,856,554.10	23.18	202,468.25	7.230	84.85	633
12	36	8,117,278.52	3.49	225,479.96	6.871	86.19	635
24	836	159,952,357.26	68.84	191,330.57	6.689	87.90	627
36	61	10,436,128.09	4.49	171,084.07	6.380	87.89	649
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

The Mortgage Loans (ARM Collateral)

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
First Lien	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630
Total:	1,199	232,362,317.97	100.00	193,796.76	6.807	87.13	630

The Mortgage Loans (Fix Collateral)

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balance:	$63,368,290.70
Number of Mortgage Loans:	406
Average Scheduled Principal Balance:	$156,079.53
Weighted Average Gross Coupon:	6.767%
Weighted Average Net Coupon:	6.257%
Weighted Average Original Credit Score:	632
Weighted Average Original LTV Ratio:	72.23%
Weighted Average Combined LTV Ratio[1]:	80.85%
Weighted Average Stated Remaining Term (months):	338
Weighted Average Original Term (months):	341

(1) Combined LTV = (Original Balance + where applicable: Senior Lien Balance) / (lower of: Sales Price or Appraisal)

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
Fixed	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance e	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
5.500 - 5.999	24	5,346,774.36	8.44	222,782.27	5.751	69.25	639
6.000 - 6.499	118	23,552,033.65	37.17	199,593.51	6.27	79.58	634
6.500 - 6.999	124	23,366,049.59	36.87	188,435.88	6.695	80.19	628
7.000 - 7.499	38	5,713,467.67	9.02	150,354.41	7.139	81.52	608
8.000 - 8.499	6	196,168.68	0.31	32,694.78	8.026	99.90	622
8.500 - 8.999	17	950,778.68	1.50	55,928.16	8.745	100.00	681
9.000 - 9.499	7	501,490.10	0.79	71,641.44	9.267	100.00	699
9.500 - 9.999	24	1,351,124.07	2.13	56,296.84	9.779	100.00	668
10.000 - 10.499	19	922,338.85	1.46	48,544.15	10.236	100.00	658
10.500 - 10.999	18	978,882.36	1.54	54,382.35	10.733	100.00	654
11.000 - 11.499	10	444,869.89	0.70	44,486.99	11.117	100.00	646
11.500 - 11.999	1	44,312.80	0.07	44,312.80	11.5	100.00	590
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
0.01 - 25,000.00	9	198,932.47	0.31	22,103.61	9.670	100.00	642
25,000.01 - 50,000.00	49	1,813,326.51	2.86	37,006.66	9.854	98.44	651
50,000.01 - 75,000.00	32	1,993,686.40	3.15	62,302.70	9.233	92.87	648
75,000.01 - 100,000.00	42	3,690,988.31	5.82	87,880.67	7.523	81.60	651
100,000.01 - 125,000.00	45	5,009,618.14	7.91	111,324.85	6.788	77.44	635
125,000.01 - 150,000.00	46	6,360,515.93	10.04	138,272.09	6.784	80.79	625
150,000.01 - 175,000.00	47	7,652,244.86	12.08	162,813.72	6.528	75.31	626
175,000.01 - 200,000.00	26	4,949,737.97	7.81	190,374.54	6.466	76.33	615
200,000.01 - 225,000.00	25	5,367,893.13	8.47	214,715.73	6.552	78.05	622
225,000.01 - 250,000.00	23	5,509,591.32	8.69	239,547.45	6.517	80.22	620
250,000.01 - 275,000.00	13	3,380,203.76	5.33	260,015.67	6.448	80.53	639
275,000.01 - 300,000.00	13	3,727,450.76	5.88	286,726.98	6.392	80.55	601
300,000.01 - 333,700.00	9	2,821,482.23	4.45	313,498.03	6.415	82.78	640
333,700.01 - 350,000.00	4	1,373,545.05	2.17	343,386.26	6.356	80.93	617
350,000.01 - 500,000.00	21	8,383,914.52	13.23	399,234.02	6.326	83.71	652
500,000.01 - 1,000,000.00	2	1,135,159.34	1.79	567,579.67	6.279	90.25	708
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Original Principal Balance ($)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Orig. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
0.01 - 25,000.00	9	200,380.00	0.31	22,264.44	9.667	100.00	642
25,000.01 - 50,000.00	49	1,824,553.00	2.87	37,235.78	9.852	98.44	651
50,000.01 - 75,000.00	32	2,001,136.00	3.14	62,535.50	9.229	92.83	648
75,000.01 - 100,000.00	42	3,710,584.00	5.83	88,347.24	7.52	81.57	651
100,000.01 - 125,000.00	45	5,032,391.00	7.91	111,830.91	6.787	77.42	635
125,000.01 - 150,000.00	46	6,387,080.00	10.04	138,849.57	6.784	80.78	625
150,000.01 - 175,000.00	43	6,988,600.00	10.98	162,525.58	6.535	75.49	627
175,000.01 - 200,000.00	30	5,672,300.00	8.91	189,076.67	6.465	75.97	615
200,000.01 - 225,000.00	24	5,164,000.00	8.11	215,166.67	6.537	77.31	620
225,000.01 - 250,000.00	22	5,259,200.00	8.26	239,054.55	6.549	80.80	623
250,000.01 - 275,000.00	15	3,893,170.00	6.12	259,544.67	6.437	80.55	635
275,000.01 - 300,000.00	13	3,742,225.00	5.88	287,863.46	6.392	80.55	601
300,000.01 - 333,700.00	9	2,831,700.00	4.45	314,633.33	6.415	82.79	640
333,700.01 - 350,000.00	4	1,378,400.00	2.17	344,600.00	6.356	80.93	617
350,000.01 - 500,000.00	21	8,415,350.00	13.22	400,730.95	6.326	83.71	652
500,000.01 - 1,000,000.00	2	1,138,400.00	1.79	569,200.00	6.279	90.25	708
Total:	406	63,639,469.00	100.00	156,747.46	6.766	80.84	632

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
061 - 120	1	223,583.70	0.35	223,583.70	6.900	95.00	671
121 - 180	40	4,091,734.59	6.46	102,293.36	6.708	71.76	613
181 - 240	60	3,516,453.67	5.55	58,607.56	8.374	86.20	649
241 - 300	1	111,541.81	0.18	111,541.81	6.400	88.19	731
301 - 360	304	55,424,976.93	87.46	182,319.00	6.669	81.10	632
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
000 - 180	41	4,315,318.29	6.81	105,251.67	6.718	72.96	616
181 - 240	60	3,516,453.67	5.55	58,607.56	8.374	86.20	649
241 - 360	305	55,536,518.74	87.64	182,086.95	6.669	81.12	633
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY COMBINED LTV

Combined LTV (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
25.01 - 30.00	2	271,092.24	0.43	135,546.12	6.185	27.82	601
30.01 - 35.00	2	161,361.21	0.25	80,680.61	5.998	34.01	638
35.01 - 40.00	2	238,976.59	0.38	119,488.30	6.333	38.30	669
40.01 - 45.00	5	680,232.89	1.07	136,046.58	6.082	42.90	630
45.01 - 50.00	3	415,802.72	0.66	138,600.91	5.933	47.49	664
50.01 - 55.00	10	1,607,450.09	2.54	160,745.01	6.355	52.72	646
55.01 - 60.00	13	2,089,793.94	3.30	160,753.38	6.517	57.51	629
60.01 - 65.00	18	2,762,109.74	4.36	153,450.54	6.535	63.02	605
65.01 - 70.00	23	4,051,475.76	6.39	176,151.12	6.475	68.32	600
70.01 - 75.00	33	6,933,566.14	10.94	210,108.06	6.349	73.48	618
75.01 - 80.00	58	11,293,235.75	17.82	194,710.96	6.465	79.27	624
80.01 - 85.00	53	10,401,946.47	16.42	196,263.14	6.478	84.09	624
85.01 - 90.00	51	10,782,548.14	17.02	211,422.51	6.592	89.41	644
90.01 - 95.00	12	2,409,205.62	3.80	200,767.14	6.616	94.19	666
95.01 - 100.00	120	9,217,489.74	14.55	76,812.41	8.456	99.87	660
100.01 - 105.00	1	52,003.66	0.08	52,003.66	9.900	100.01	579
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

DISTRIBUTION BY ORIGINAL LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
0.01 - 25.00	102	5,389,965.43	8.51	52,842.80	9.861	100.00	665
25.01 - 30.00	2	271,092.24	0.43	135,546.12	6.185	27.82	601
30.01 - 35.00	2	161,361.21	0.25	80,680.61	5.998	34.01	638
35.01 - 40.00	2	238,976.59	0.38	119,488.30	6.333	38.30	669
40.01 - 45.00	6	892,394.44	1.41	148,732.41	6.087	43.85	636
45.01 - 50.00	3	317,684.37	0.50	105,894.79	6.205	66.72	627
50.01 - 55.00	11	1,663,906.96	2.63	151,264.27	6.377	53.65	644
55.01 - 60.00	13	2,089,793.94	3.30	160,753.38	6.517	57.51	629
60.01 - 65.00	19	3,215,177.70	5.07	169,219.88	6.417	64.08	607
65.01 - 70.00	26	4,630,547.33	7.31	178,097.97	6.464	70.11	601
70.01 - 75.00	34	6,704,082.11	10.58	197,178.89	6.408	74.30	617
75.01 - 80.00	75	15,137,764.37	23.89	201,836.86	6.475	84.55	633
80.01 - 85.00	54	10,815,361.41	17.07	200,284.47	6.479	84.51	626
85.01 - 90.00	46	9,749,500.64	15.39	211,945.67	6.600	89.38	646
90.01 - 95.00	11	2,090,681.96	3.30	190,062.00	6.641	94.73	667
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
California	185	34,140,111.45	53.88	184,541.14	6.688	79.21	640
Florida	41	5,092,829.13	8.04	124,215.34	6.820	80.32	619
New York	14	3,428,821.69	5.41	244,915.84	6.479	79.14	611
New Jersey	11	2,416,062.51	3.81	219,642.05	6.601	79.96	627
Maryland	12	2,055,517.15	3.24	171,293.10	7.003	76.48	629
Texas	15	1,587,448.93	2.51	105,829.93	6.856	80.62	600
Washington	14	1,326,200.00	2.09	94,728.57	7.384	91.99	614
Arizona	12	1,286,158.06	2.03	107,179.84	7.036	83.79	625
Pennsylvania	9	1,119,927.37	1.77	124,436.37	6.623	84.06	624
Nevada	7	1,077,056.70	1.70	153,865.24	7.146	88.67	686
Massachusetts	8	1,051,905.15	1.66	131,488.14	6.973	84.42	600
Minnesota	7	823,770.56	1.30	117,681.51	7.030	80.47	638
Virginia	6	808,503.21	1.28	134,750.54	6.710	83.76	641
New Hampshire	3	734,244.66	1.16	244,748.22	6.492	87.92	642
Colorado	7	693,913.10	1.10	99,130.44	7.536	92.85	602
Oregon	10	668,525.88	1.05	66,852.59	7.374	89.56	635
Other	45	5,057,295.15	7.98	112,384.34	6.887	84.80	630
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
Owner Occupied	393	60,784,919.25	95.92	154,669.01	6.776	81.03	630
Non-Owner Occupied	11	1,916,474.09	3.02	174,224.92	6.624	73.25	677
Second Home	2	666,897.36	1.05	333,448.68	6.332	86.22	688
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
One Family	341	54,203,099.00	85.54	158,953.37	6.737	80.42	633
Pud Detached	39	5,187,247.14	8.19	133,006.34	7.159	85.99	622
Condo	15	2,664,123.53	4.20	177,608.24	6.599	79.22	625
Pud Attached	11	1,313,821.03	2.07	119,438.28	6.770	81.40	665
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
Refi -Cash Out	288	52,020,294.58	82.09	180,626.02	6.519	77.93	624
Purchase	118	11,347,996.12	17.91	96,169.46	7.902	94.21	669
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
Full Doc 2 Yr W2/Tax	164	23,701,712.86	37.40	144,522.64	6.908	83.49	622
Full	120	21,590,334.89	34.07	179,919.46	6.463	80.34	626
Stated	109	15,814,884.98	24.96	145,090.69	7.035	78.66	656
Limited 12 Mo Bank Statements	13	2,261,357.97	3.57	173,950.61	6.305	73.26	631
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

DISTRIBUTION BY CREDIT SCORE

Credit Score	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
500 - 525	4	687,658.72	1.09	171,914.68	6.468	69.67	512
526 - 550	9	1,626,603.83	2.57	180,733.76	6.813	76.59	543
551 - 575	38	6,505,038.80	10.27	171,185.23	6.552	75.95	563
576 - 600	57	9,457,295.12	14.92	165,917.46	6.769	79.48	588
601 - 625	77	12,588,989.07	19.87	163,493.36	6.643	78.17	616
626 - 650	68	9,354,469.59	14.76	137,565.73	6.895	81.26	638
651 - 675	65	9,650,459.69	15.23	148,468.61	6.681	82.45	662
676 - 700	49	7,418,728.28	11.71	151,402.62	6.956	86.34	684
701 - 725	17	2,915,837.14	4.60	171,519.83	6.884	89.32	713
726 - 750	16	2,766,327.99	4.37	172,895.50	6.718	82.75	736
751 - 775	3	157,360.92	0.25	52,453.64	10.367	100.00	766
776 - 800	3	239,521.55	0.38	79,840.52	8.881	80.11	785
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

DISTRIBUTION BY ORIGINAL PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
No Prepay Penalty	64	7,095,622.45	11.20	110,869.10	7.367	83.69	626
12	18	4,295,229.38	6.78	238,623.85	6.528	79.27	622
24	44	3,078,446.28	4.86	69,964.69	8.926	92.17	651
36	280	48,898,992.59	77.17	174,639.26	6.564	79.86	633
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

The Mortgage Loans (Fix Collateral)

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance	% of Pool by Unpaid Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original CLTV	Wtd. Avg. Credit Score
First Lien	304	57,978,325.27	91.49	190,718.18	6.479	79.06	629
Second Lien	102	5,389,965.43	8.51	52,842.80	9.861	100.00	665
Total:	406	63,368,290.70	100.00	156,079.53	6.767	80.85	632

Contact Information

Citigroup Mortgage Finance Contacts

Name:	Telephone:	E-Mail:
Susan Mills Managing Director	(212) 723-6376	susan.mills@citigroup.com
Evan Mitnick Director	(212) 723-6621	evan.mitnick@citigroup.com
Philip Seares Vice President	(212) 723-1145	philip.seares@citigroup.com
Pavithra Jayaraman Associate	(212) 723-6386	pavithra.jayaraman@citigroup.com

Citigroup MBS Trading Contacts

Name:	Telephone:	E-Mail:
Jim De Mare Managing Director	(212) 723-6217	james.p.demare@citigroup.com
Matt Cherwin Director	(212) 723-6217	matthew.cherwin@citigroup.com
Michael Leung Director	(212) 723-6325	michael.leung@citigroup.com
Adrian Wu Associate	(212) 723-6406	adrian.wu@citigroup.com

Rating Agency Contacts

Name:	Telephone:	E-Mail:
Wioletta Frankowicz **Moody's**	(201) 915-8743	Wioletta.frankowicz@moodys.com
Brian Vonderhorst **S&P**	(212) 438-8457	Brian_Vonderhorst@standardandpoors.com
Kei Ishidoya **Fitch**	(212) 908-0238	kei.ishidoya@fitchratings.com